GRASIM

ADITYA BIRLA GROUP

SUPPL

January 31, 2002

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

02015290

RECEIVED FEB 20 2002

Dear Sir,

In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the quarter ended 31st December, 2001, which have been taken on record by the Board of Directors of the Company at its meeting held today

A copy of the Press Release being issued in relation to the Q3 Results is also enclosed herewith.

We also wish to inform you that in the Board Meeting held today, Board has also approved sale of total holding of 9791350 equity shares of the face value of Rs.10/- each held by the Company in Birla Technologies Limited @ Rs.11.50 per share. Consequent to this Birla Technologies Limited has ceased to be a Subsidiary of the Company.

Thanking you,

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Yours faithfully,
for **GRASIM INDUSTRIES LIMITED**

Ashok Malu
Company Secretary

Encl : as above

~~Cc : By Courier~~

dlw 2/26

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: +91(22) 281 9520 - 26 • Fax: +91(22) 284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

THE ADITYA BIRLA GROUP'S GRASIM INDUSTRIES LIMITED REPORTS Q3- FY 2002 RESULTS

Profit after Current Tax for nine months : Rs. 302 Crores, up by 24%
Profit after Current Tax for the Quarter : Rs. 94 Crores, up by 1%

(Rs. Crores)

	Quarter Ended (Un-audited)		9-Months Ended (Un-audited)	
	31.12.2001	31.12.2000	31.12.2001	31.12.2000
Net Turnover	**1126.8**	**1189.0**	**3518.2**	**3577.1**
PBIDT	**215.0**	**225.7**	**674.0**	**632.9**
Gross Profit	**163.6**	**166.4**	**527.2**	**451.9**
Profit before Taxes and Exceptional Items	**100.1**	**103.0**	**339.3**	**263.3**
Profit after Current Tax	**94.1**	**93.0**	**302.3**	**243.3**
Net Profit after total Taxes but before Exceptional Items	**79.9**	**85.6**	**268.6**	**224.6**
Exceptional items				
Excess provision for income tax of earlier years written back	68.1		68.1	
Provision for diminution in value of long term investment	(-) 18.1		(-) 18.1	
Loss on closure of Mavoor Plants (Retrenchment compensation and Loss on retirement of fixed assets)	(-) 36.9		(-) 74.3	
Employees' separation cost	(-) 3.1	(-)2.5	(-) 20.5	(-) 10.3
Net Profit after Total Taxes and Exceptional Items	**89.9**	**83.1**	**223.7**	**214.3**

Grasim, the flagship Company of the Aditya Birla Group, has posted a marginal rise in Profit (after current tax) at Rs.94 crores for the quarter ended 31st December, 2001, vis-à-vis Rs.93 crores achieved in the corresponding quarter of the previous year, despite a 5% decline in turnover. Net profit for the quarter, after total taxes and provisioning for exceptional items, at Rs.90 crores, has registered an increase of 8% over the corresponding quarter of the previous year. The Company has been able to uphold its performance during the quarter due to the improved performance of its Cement and Fibre businesses. The decline in interest costs by 13% over the corresponding quarter of the previous year has had a positive impact on the Company's bottom line as well.

The overall performance for the nine month period shows a sharp increase of 24% in the Net profit after current taxes.

The economic slowdown has constrained the working of the Company's Chemicals, Textiles and Sponge Iron businesses during the quarter under review. This was, however, largely offset by the enhanced performance of its Cement business, coupled with ongoing cost optimization measures in all of its businesses.

EXCEPTIONAL ITEMS

An exceptional charge of Rs.37 crores has been provided for payment to the employees of its Fibre and Pulp plants at Mavoor, which have since been shut down. Additionally, as part of its effort towards manpower rationalization, a sum of Rs.3 crores has been paid towards VRS at its other plants.

While these measures have affected the Company's profits during the quarter, in the long run, Grasim would stand to benefit immensely. The closure of its Mavoor plants alone translates into savings in recurring expenditure on employees and other standing charges to the tune of Rs.27 crores annually.

The write-off towards exceptional items aggregates Rs.58 crores in Q3FY02. Similarly, the Company has written back the excess provision for taxation no longer required, amounting to Rs.68 crores, in view of favourable appeal decisions. As these items are exceptional and non-recurring in nature, the same have been disclosed separately below the line, so that the result for the current period and corresponding period is comparable.

OPERATIONS

The table below indicates Grasim's operations during the quarter:

Production Volumes-		**Q3FY2002**	**Q3 FY2001**	**Variation**
Viscose Staple Fibre	M.T.	47231	54626	-14%
Cement	Mn. MT.	2.26	2.20	3%
White Cement	M.T.	73189	71817	2%
Sponge Iron	M.T.	137629	164397	-16%
Caustic Soda	M.T.	36619	32663	12%
Sales Volumes-				
Viscose Staple Fibre	M.T.	47122	49429	-5%
Cement	Mn. MT.	2.40	2.21	9%
White Cement	M.T.	71053	72143	-2%
Sponge Iron	M.T.	129438	165495	-22%
Caustic Soda	M.T.	36355	32766	11%

NET REALISATION (Rupees per tonne)

	Q3 FY2002	**Q3FY2001**	**Variation**
Viscose Staple Fibre	67210	69660	-4%
Cement	1828	1837	--
White Cement	5429	5392	1%
Sponge Iron	5401	5695	-5%
Caustic Soda (ECU)	13552	15727	-14%

Cement Business

The Cement business has recorded an improved performance. Production at 2.26 million metric tonnes and sales volumes at 2.40 million metric tonnes are up by 3% and 9% respectively, over the corresponding quarter of the previous year.

As a part of its long term strategy and towards superior sustainable performance, Grasim has initiated several measures to increase productivity, optimise costs and expand its markets

aggressively. Towards this end, the Company commissioned, in December, 2001 its one million tonne Cement Grinding Unit at Bhatinda to manufacture blended cement at a cost of Rs.83 crores. This will enable the Company to consolidate its position in the northern sectors of the Country. In addition, the Company is implementing various plans at a capex of Rs.337 crores, as indicated:

- Two Power Plants of 23 MW and 12.5 MW at Aditya Cement and Grasim Cement (South) respectively are expected to be operational by December 2002.
- Modernization of plants and capacity expansion through debottlenecking – which is ongoing - has resulted in capacity enhancement of 0.5 million MT so far. A further capacity addition of 2.8 million MT is expected by end FY 2003.

On implementation of these projects, Grasim's cement manufacturing capacity will go up to 13.15 million tones, which will be an increase of 33% over the capacity as on March, 2001.

Grasim has so far invested Rs.86 crores on these projects.

Given the renewed focus on the infrastructure sector by the Government and the anticipated strong growth in the housing sector, the long term outlook of its cement business is encouraging.

As part of its ongoing endeavours to enhance shareholder value, and towards consolidation of its position, the Company has acquired a 10% stake in L & T. Currently, both these Companies are exploring ways to leverage upon the synergies that stem from such a relationship.

VSF Business

Capacity utilisation at the Company's VSF plants has been lower, at 86% vis-à-vis 99% in the corresponding quarter of the last year. The increased capacity utilization in the corresponding quarter is attributable to the Company's building up of its inventory last year in anticipation of a water shortage at its Nagda plant. The recession in the domestic textiles market and the global slowdown of the textiles sector have adversely impacted sales. However, as a result of the Company's efforts towards finding increased application of the product, both production and turnover volumes improved during the last month of the quarter. The operating margins of the business registered an improvement consequent to decline in Pulp prices during the quarter.

To ensure sustainable performance, the VSF business will continue to focus unrelentingly on market expansion through a multi pronged strategy. To generate a higher demand for its superior VSF in the premium market, the Company is aggressively positioning it as "the fibre for feel, comfort and fashion." Besides intensifying its efforts relating to both product and application development, the Company is pursuing strategic alliances with leading fabric industry trend setters. This will result in novel product applications in the clothing and hosiery sectors.

The Company is also promoting its product as an eco-friendly fibre. Further, to create an awareness in the value chain, it is uniquely positioning the brand as "Birla Viscose".

Chemical Business

Despite higher capacity utilization, increased production and sales volumes, the Chemicals division's operating performance has been lower. A steep fall in international prices of Caustic Soda and ancillary products in turn adversely affected realizations. A rise in power costs further impaired the results. The Company aims to focus on optimum utilization of the plant capacity and development of ancillary products for more value addition and better realization, so as to maintain the operation at profitable level.

Textiles Business

In Fabrics, sales rose marginally compared to the corresponding quarter of the last financial year. The Textiles sector continues to be sluggish with intense price competition from the unorganized sector and cheaper imports. The division has posted negative returns due to higher input costs and lower realization.

To improve upon the situation, the focus on moving up the value chain, strengthening retail distribution network, reducing overheads by right sizing its work force and other cost cutting measures, will be ongoing.

Sponge Iron Business

The capacity utilisation of the plant was significantly lower at 61% as compared to 73% in the corresponding quarter largely due to the planned shut down and the steep fall in the supply of natural gas. A negative growth in the domestic steel industry coupled with the return of one of the Sponge Iron majors into the merchant supply market impinged sales volumes of this division which were lower by 22% as compared to the corresponding quarter.

OUTLOOK

Despite various factors affecting the economy, Grasim has recorded a good performance during the quarter. Grasim's inherent strength, strong fundamentals, a continual stress on operational excellence, cost optimisation measures, effective financial management, continuous restructuring of business processes, aided by an expected improvement in the cement sector should augur well for the Company in the years to come. Grasim's overall outlook continues to be positive.

www.grasim.com* or *www.adityabirla.com

UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED 31st DECEMBER, 2001

Rs in crores

	Three Months Ended 31st December 2001	Three Months Ended 31st December 2000	Nine Months Ended 31st December 2001	Nine Months Ended 31st December 2000	Year ended 31st March 2001 (Audited)
Net Sales / Income from Operations	**1,126.82**	**1,189.03**	**3,518.16**	**3,577.06**	**4,839.74**
Other Income	21.62	18.17	55.86	51.65	89.71
Total Expenditure					
- Decrease / (Increase) in Stock	34.46	(34.73)	72.35	(60.95)	(62.65)
- Raw Material Consumed	325.57	401.55	958.41	1,164.93	1,569.77
- Purchases of Finished Goods	33.11	71.90	215.10	251.97	310.49
- Payment to & Provision for Employees	72.78	74.53	239.11	231.32	313.28
- Power & Fuel	184.15	186.53	543.61	554.79	725.04
- Freight , Handling & Other expenses	125.59	113.55	395.36	362.34	480.47
- Other Expenditure	157.77	168.18	476.10	491.39	681.56
Total Expenditure	**933.43**	**981.51**	**2,900.04**	**2,995.79**	**4,017.96**
Interest	51.37	59.25	146.74	181.02	238.78
Gross profit	**163.64**	**166.44**	**527.24**	**451.90**	**672.71**
Depreciation	63.52	63.41	187.98	188.64	251.90
Profit before Exceptional Items and Tax Expense	**100.12**	**103.03**	**339.26**	**263.26**	**420.81**
Profit on Sale of Undertaking					18.44
Excess Provision for Income Tax of earlier years written-back	68.11	-	68.11	-	
Provision for diminution in value of Long Term Investment	(18.11)		(18.11)		
Loss on Closure of Mavoor Units					
- Retrenchment Compensation	(36.87)		(55.30)	-	
- Write Down of Fixed Assets on Retirement from active use	-		(19.01)	-	
Employees separation cost	(3.14)	(2.49)	(20.52)	(10.32)	(11.35)
Profit before Tax Expense	**110.11**	**100.54**	**294.43**	**252.94**	**427.90**
Provision for Current Tax	(6.00)	(10.00)	(37.00)	(20.00)	(50.00)
Net Profit before Deferred Tax	**104.11**	**90.54**	**257.43**	**232.94**	**377.90**
Provision for Deferred Tax	(14.25)	(7.40)	(33.70)	(18.70)	@
Net Profit	**89.86**	**83.14**	**223.73**	**214.24**	**377.90**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					2,983.71
Basic & Diluted EPS for the period (Rupees)	**9.80**	**9.07**	**24.40**	**23.37**	**41.21**
Basic & Diluted EPS for the period (Rupees) - before Exceptional Items	**8.71**	**9.34**	**29.29**	**24.49**	**40.44**

Notes:

1 As per the Accounting Standard 22 (AS 22) relating to " Accounting for Taxes on Income" which has become mandatory from 1st April 2001, Company has provided Deferred Tax Liability for the current quarter and nine months ended 31st December 2001. No provision for Deferred Tax Liability was required to be made in the corresponding quarter and nine months ended 31st December 2000 as the said AS 22 was then not applicable. However , the figures of corresponding quarter / nine months of last year have been recast to give effect to the appropriate deferred tax liability and to make the results comparable.
As per AS 22, cumulative net deferred tax liability upto 31st March 2001 works out to Rs. 587 crs. and the same will be met out of the revenue reserves. This adjustment has not been reflected in the year ended 31st March 2001 column , which remains as per audited accounts.
The Deferred Tax Liability has arisen substantially on account of the timing difference between the Depreciation admissible under Income Tax Laws and Accounting Depreciation. Though, provision is being made in accordance with the AS 22, having regard to the normal capital expenditure which the company is expected to make in the future years, the timing difference is not expected to be reversed and no cash outgo is expected to materialise towards such liability in foreseeable future.

2 The Company has entered into a Memorandum of Settlement effective 1st July 2001 with the Workers' and Staff Unions of its Pulp and Fibre Units situated at Mavoor (Kerala) for closure of both these units. Retrenchment Compensation to the employees in terms of the settlement is Rs. 55.30 Crs. Company has charged the balance unprovided amount of Rs. 36.87 Crs. in this quarter. The retrenchment compensation is one-time exceptional charge and has been shown separately.
Consequent to the closure , the saving in "recurring expenditure on employees and other standing charges" is estimated at Rs. 27 Crs. annually.

3 The Company had filed a Scheme of Arrangement under Section 391/394 of the Companies Act , 1956 in the High Court of Madhya Pradesh in October,2000 inter alia providing for sale/transfer of assets of the Mavoor Units, which is pending for disposal.

4 During the Quarter the Company has made a strategic investment of Rs.766.50 Crores in 2.50 Crores shares of Larsen &Toubro Ltd. at Rs.306.60 per share. This constitutes 10.05% of Larsen & Toubro Ltd.'s paid-up share capital.

5 The Board of Directors in its meeting on 31.01.2002 has decided to sell its entire holding in its subsidiary Birla Technologies Limited at Rs. 11.50 per share. The resultant loss of Rs. 18.11 Crores has been provided as diminution in value of Long Term Investment.

6 The Company has commenced commercial production at its 1 million ton per annum capacity Cement Split Grinding Plant at Bhatinda, Punjab, in mid-December, 2001.

Cont. on Page 2

7 **Segments Reporting:**

Rs. in Crores

	Three Months Ended 31st December 2001	Nine Months Ended 31st December 2001
1. SEGMENT REVENUE		
a Fibre & Pulp	374.78	1,101.25
b Chemicals	58.44	166.17
c Cement	498.47	1,536.08
d Sponge Iron	74.21	242.47
e Textiles	76.28	241.45
f Others	44.64	230.74
TOTAL	1,126.82	3,518.16
(Less) : Inter Segment Revenue	(76.44)	(242.62)
Net Sales / Income from Operations	**1,050.38**	**3,275.54**
2. SEGMENT RESULTS		
a Fibre & Pulp	89.38	209.99
b Chemicals	4.90	25.51
c Cement	55.94	243.86
d Sponge Iron	6.73	12.24
e Textiles	(10.21)	(21.24)
f Others	(2.51)	(3.00)
TOTAL	144.23	467.36
Add / (Less) :		
Interest	**(51.37)**	**(146.74)**
Net Unallocable Income / (Expenditure)	7.26	18.64
Profit before Exceptional Items and Tax Expense	**100.12**	**339.26**
Excess Provision for Income Tax of earlier years written-back	68.11	68.11
Provision for diminution in value of Long Term Investment	(18.11)	(18.11)
(Loss) on Closure of Mavoor Units		
- Retrenchment Compensation	(36.87)	(55.30)
- Loss on Retirement of Fixed Assets from Active Use	-	(19.01)
Employee Separation Cost	(3.14)	(20.52)
Profit Before Tax Expenses	**110.11**	**294.43**
3. CAPITAL EMPLOYED		
a Fibre & Pulp	834.88	834.88
b Chemicals	238.23	238.23
c Cement	1,984.45	1,984.45
d Sponge Iron	563.04	563.04
e Textiles	203.44	203.44
f Others	13.22	13.22
TOTAL	3,837.26	3,837.26
g Unallocated Corporate Capital Employed	1,010.50	1,010.50
TOTAL CAPITAL EMPLOYED	**4,847.76**	**4,847.76**

8 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :

Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp
Chemicals - Caustic Soda & Allied Chemicals
Cement - Grey & White Cement
Sponge Iron - Sponge Iron
Textiles - Fabrics & Yarn

9 Segment Results are before provision for Employee Separation Cost as under :

		Rs. in Crores
	Q3-FY2002	**9M-FY2002**
Fibre & Pulp	0.89	3.55
Chemical	0.02	0.02
Cement	1.75	14.13
Textiles	0.48	2.82

10 Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

11 The above results have been taken on record at the meeting of the Board of Directors held on 31st January, 2002.

For and on behalf of Board of Directors

Place : Mumbai
Date : 31st January , 2002

Kumar Mangalam Birla
Chairman